Exhibit 99.51

NEWS RELEASE

Gunnison Copper Announces Closing of Private Placement for Gross Proceeds of C$13.1 Million

NOT FOR DISSEMINATION IN THE UNITED STATES OR THROUGH U.S. NEWSWIRE SERVICES

October 30, 2025

Gunnison Copper Corp. (TSX: GCU) (OTCQB: GCUMF) (FSE: 3XS0) (“Gunnison” or the “Company”) is pleased to announce the closing of its previously announced non-brokered financing for aggregate gross proceeds of C$13,112,270.10 from the issuance of 29,138,378 Units. This total comprises: (i) a LIFE (defined below) offering of 24,858,878 Units for gross proceeds of C$11,186,495.10 (the “LIFE Offering”); and (ii) a concurrent 4-Month Hold offering of 4,279,500 Units for gross proceeds of C$1,925,775 (the “Hold Offering”, and together with the LIFE Offering, the “Offering”).

Each Unit, issued at a price of C$0.45 per Unit, consists of one common share of the Company (a “Common Share”) and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder to purchase one Common Share at a price of C$0.65 for a period of 36 months from the date of issuance.

Net proceeds from the Offering will be used for drilling, metallurgical testing and permitting activities that will be incorporated in a pre-feasibility study for the Gunnison Copper Project, funding US head office general and administrative expenses, partial repayment of outstanding debt due to Nebari, and for general working capital purposes.

The LIFE Offering Units were sold to purchasers resident in Canada pursuant to the listed issuer financing exemption (“LIFE”) under Part 5A of National Instrument 45-106 - Prospectus Exemptions (“NI 45-106”), as amended by Coordinated Blanket Order 45-935 - Exemptions from Certain Conditions of the Listed Issuer Financing Exemption. The securities issuable pursuant to the sale of the LIFE Offering Units to purchasers resident in Canada are immediately freely tradeable under applicable Canadian securities legislation.

The Hold Offering Units were offered by way of private placement in Canada and in jurisdictions outside of Canada on a private placement or equivalent basis, in each case in accordance with all applicable laws. The securities issuable pursuant to the sale of Hold Units will be subject to a four-month hold period in Canada pursuant to applicable Canadian securities laws that expires March 1, 2026.

Red Cloud Securities Inc. and certain other finders received cash commissions equal to 6% of the gross proceeds raised from subscribers introduced by such finders and were issued non-transferable finder warrants equal to 6% of the number of Units sold to such subscribers. Each finder warrant issuable in connection with the LIFE Offering Units is exercisable into one Common Share at C$0.45 for a period of 36 months from issuance. Each finder warrant issuable in connection with the Hold Offering Units is exercisable into one Common Share at C$0.485 for a period of 36 months from issuance.

There is an offering document related to the Units being sold pursuant to the Listed Issuer Financing Exemption that can be accessed under the Company’s profile at www.sedarplus.ca and on the Company’s website at www.gunnisoncopper.com.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

ABOUT GUNNISON COPPER

Gunnison Copper Corp. is a multi-asset pure-play copper developer and producer that controls the Cochise Mining District (the district), containing 12 known deposits within an 8 km economic radius, in the Southern Arizona Copper Belt.

Its flagship asset, the Gunnison Copper Project, has a Measured and Indicated Mineral Resource containing over 831.6 million tons with a total copper grade of 0.31% (Measured Mineral Resource of 191.3 million tons at 0.37% and Indicated Mineral Resource of 640.2 million tons at 0.29%), and a preliminary economic assessment (“PEA”) yielding robust economics including an NPV8% of $1.3 billion, IRR of 20.9%, and payback period of 4.1 years. It is being developed as a conventional operation with open pit mining, heap leach, and SX/EW refinery to produce finished copper cathode on-site with direct rail link.

The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

In addition, Gunnison’s Johnson Camp Asset, which is now in production, is fully funded by Nuton LLC, a Rio Tinto Venture, with a production capacity of up to 25 million lbs of finished copper cathode annually.

Other significant deposits controlled by Gunnison in the district, with potential to be economic satellite feeder deposits for Gunnison Project infrastructure, include Strong and Harris, South Star, and eight other deposits.

For additional information on the Gunnison Project, including the PEA and mineral resource estimate, please refer to the Company’s technical report entitled “Gunnison Project NI 43-101 Technical Report Preliminary Economic Assessment” dated effective November 1, 2024 and available on SEDAR+ at www.sedarplus.ca.

Dr. Stephen Twyerould, Fellow of AUSIMM, President and CEO of the Company is a Qualified Person as defined by NI 43-101. Dr. Twyerould has reviewed and is responsible for the technical information contained in this news release.

For more information on Gunnison, please visit our website at www.GunnisonCopper.com.

For further information regarding this press release, please contact:

Gunnison Copper Corp.

Concord Place, Suite 300, 2999 North 44th Street, Phoenix, AZ, 85018

Melissa Mackie

T: 647.533.4536

E: info@GunnisonCopper.com

www.GunnisonCopper.com

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:

Certain statements contained in this release constitute forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements relate to the use of net proceeds from the Offering; the intention to deploy the Nuton® technology at the Johnson Camp mine and future production therefrom; the continued funding of the stage 2 work program by Nuton; the details and expected results of the stage two work program; future production and production capacity from the Company’s mineral projects; the results of the preliminary economic assessment on the Gunnison Project; and the exploration and development of the Company’s mineral projects.

In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, Nuton will continue to fund the stage 2 work program, the availability of financing to continue as a going concern and implement the Company’s operational plans, the estimation of mineral resources, the realization of resource and reserve estimates, copper and other metal prices, the timing and amount of future development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs (including the price of acid), the availability of labour, material and acid supply, receipt of and compliance with necessary regulatory approvals and permits, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks related to the Company not obtaining adequate financing to continue operations, Nuton failing to continue to fund the stage 2 work program, the breach of debt covenants, risks inherent in the construction and operation of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not be sustained at the Gunnison Copper Project, risks related to the delay in approval of work plans, variations in mineral resources and reserves, grade or recovery rates, risks relating to the ability to access infrastructure, risks relating to changes in copper and other commodity prices and the worldwide demand for and supply of copper and related products, risks related to increased competition in the market for copper and related products, risks related to current global financial conditions, risks related to current global financial conditions on the Company’s business, uncertainties inherent in the estimation of mineral resources, access and supply risks, risks related to the ability to access acid supply on commercially reasonable terms, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the construction or mining process, regulatory risks including the risk that permits may not be obtained in a timely fashion or at all, financing, capitalization and liquidity risks, risks related to disputes concerning property titles and interests, environmental risks and the additional risks identified in the “Risk Factors” section of the Company’s reports and filings with applicable Canadian securities regulators.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this news release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.

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